May 19, 2026

Asher Dahan
Chief Executive Officer
Wearable Devices Ltd.
5 Ha-Tnufa St.
Yokne   am Illit, 2066736 Israel

        Re: Wearable Devices Ltd.
            Registration Statement on Form F-3
            Filed May 12, 2026
            File No. 333-295793
Dear Asher Dahan:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Jan Woo at 202-551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Howard E. Berkenblit